Exhibit 99.1

Nevada Geothermal’s  Blue Mountain

Well 58-15 Update

VANCOUVER, B.C., May 8, 2008, Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) announced today the completion of Well 58-15 to a depth of 5706 feet (1740 metres) at a step-out location 0.8 miles (1.2 kilometres) from production Well 26A-14.  Upon completion, the well has been confirmed as a producer with geothermal fluid production between 4675 and 5603 feet (1425 and 1708 metres).

Preliminary flow tests indicate that Well 58-15 will be a high-temperature producer.  The well flows unassisted at flow rates higher than previous wells and at temperatures greater than 400ºF (200ºC).

Fierce geothermal fluid flow and debris exiting from the well precluded Welaco Well Analysis Group (Welaco) from completing temperature/pressure/spinner (TPS) surveys in the open hole.  The deepest Welaco data was at 1820 feet which confirmed a temperature of 404ºF (207ºC) - the highest measured temperature in any well to date at Blue Mountain.

Indications are that Well 58-15 will be as good a producer as other wells reported to date. Currently, a liner is being installed to stabilize the well and the test separator is being modified to accommodate higher flow rates.  Subsequently, production testing, including flowing TPS surveys as well as injection testing, will be conducted under the supervision of GeothermEx Inc. to fully determine the production and injection capacity characteristics of Well 58-15.

Project Financing Update

The bank syndicate is continuing their due diligence regarding the US $140 million construction loan.  In connection with the Second Limited Notice to Proceed (LNTP) under the fixed-price, date-certain engineering, procurement and construction (EPC) contract, Glitnir Bank has increased its credit commitment as of May 5, 2008, to $35 million, comprised of a $20 million bridge loan and $15 million irrevocable letters of credit.

Max Walenciak, P.E., is the person responsible for the information in this news release.

About Nevada Geothermal Power Inc.

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, renewable and sustainable. NGP currently owns a 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all located in Nevada and Crump Geyser in Oregon.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-688-1553 X118

Toll Free: 866-688-0808 X118

Tracy Weslosky or Fred Cowans

Pro-Edge Consultants Inc.

Telephone: (416) 581-0177

Toll Free: (866) 544-9622 or

info@pro-edge.com

www.pro-edge.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential," and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

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